EXHIBIT 99.1

XORTX Announces Results of Annual and Special Meeting of Shareholders

CALGARY, Alberta, Sept. 13, 2024 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce the results of its annual and special meeting of shareholders (the “Meeting”) held Thursday, September 12, 2024.

A total of 889,288 common shares of the Company were represented at the Meeting, representing approximately 31% of the total number of common shares of the Company issued and outstanding. All matters presented for approval at the Meeting were duly authorized and approved including election of all seven management nominees (Anthony Giovinazzo (Chair), Allen Davidoff (CEO), William Farley, Abigail Jenkins, Raymond Pratt, Patrick Treanor and Paul Van Damme) to the board of directors of the Company, the appointment of Smythe LLP as auditors of the Company for the ensuing year and authorization of the directors to fix their remuneration, and re-approval of the stock option plan. Detailed results are available in the Report of Voting Results filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

Anthony Giovinazzo, Chairman, stated,

“This year’s shareholder meeting included the election of two recently appointed directors, Abigail Jenkins and Patrick Treanor. Along with myself and Allen Davidoff, XORTX’s CEO, the XORTX board comprises an experienced biotech board with significant expertise in advancing clinical trials, the regulatory approval environment, commercialization, marketing and public company governance.

In addition to further bolstering the XORTX board of directors, this past year saw advancements in the Company’s intellectual property portfolio and continued pioneering research studies in autosomal dominant polycystic kidney disease (ADPKD) sponsored by XORTX. These studies, along with the recent peer-reviewed research highlighting genetic factors are linked to kidney disease, not only support the Company’s treatment approach but also deepens the understanding of ADPKD and may broaden therapeutic approaches for treatment. I look forward to further reporting on XORTX as the Company progresses.”

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO adavidoff@xortx.com or +1 403 455 7727	Nick Rigopulos, Director of Communications nick@alpineequityadv.com or +1 617 901 0785

Kim Golodetz, LHA Investor Relations kgolodetz@lhai.com or +1 212 838 3777

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to, our ability to obtain additional financing; the accuracy of our estimates regarding expenses, future revenues and capital requirements; the success and timing of our preclinical studies and clinical trials; the performance of third-party manufacturers and contract research organizations; our plans to develop and commercialize our product candidates; our plans to advance research in other kidney disease applications; and, our ability to obtain and maintain intellectual property protection for our product candidates. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.